UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE
                                                                      April 29,
2020


 Arnaud Ajdler
 Managing Member
 Engine Capital, L.P.
 1345 Avenue of the Americas   33rd Floor
 New York, New York 10105

         Re:     CymaBay Therapeutics, Inc.
                 PREC14A filed by Engine Capital L.P., et al.
                 Filed April 24, 2020
                 File No. 001-36500

 Dear Mr. Ajdler,

         We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

        Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

        After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

 Preliminary Proxy Statement filed under cover of Schedule 14A

 General

 1. Please advise us when the participants anticipate distributing their proxy statement. Given that reliance on Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and should undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk.

 2. The disclosure on the first page indicates that the participants "beneficially own in the aggregate approximately 9.4% of the outstanding shares of common stock" of the registrant.
    As the date of the annual meeting and date of distribution for the proxy statement remain unknown, please advise us how this amount of beneficial will be affirmed. Arnaud Ajdler
April 29, 2020
Page 2

Reasons for the Solicitation, page 8

3. Please refer to the following contention: "We question the Board's motivation, if other than entrenchment..." The participants' apparent attempt to imply that incumbent directors may be motivated by self-interest and are thus perpetuating a plan of self-preservation through
   "entrenchment" ignores and is in conflict with the action undertaken by the registrant's
   Board to reduce its size to 5 members from 9. Please revise to explicitly support the cited contention in light of actions recently undertaken by the registrant's Board since December of 2019, or delete the unqualified contention. Refer to Note b. of Rule
14a-9.

4. Please refer to the following contention: "..only to have our overtures rebuffed without the
   Board ever making a counterproposal." This contention appears to be in conflict with an earlier representation in the proxy statement which indicated the participants "rejected the
   Board's offer to discuss appointing one, but not two, of Engine's nominees..." Please reconcile these disclosures given that it appears the participants have equated the rejection of their proposal with a failure of the current Board to meaningfully engage with shareholders.

5. Please provide the factual foundation and/or analysis to support the participants' assertion that the registrant's financial performance suffers from an alleged elevated cash burn rate.

We Are Concerned with the Company's Prolonged Stock Price Underperformance, page 8

6. To the extent the suspension of the studies relating to the registrant's leading drug candidate, seladelpar, and the corresponding Seladelpar Investigation, may have materially impacted the performance of the registrant's stock price, the disclosure should provide this context. Please revise or advise. Refer to Rule 14a-9(a), which, by its terms, prohibits the omission of any material fact necessary in order to make the statements made not misleading.

Voting and Proxy Procedures, page 18

7. Please refer to the following assertion: "we reserve the right to vote some or all of our shares
   [ ] for some or all of the Company's director nominees, as we see fit, in order to achieve a
   Board composition that we believe is in the best interest of all stockholders." Given that the registrant's Board is composed of five directors, and the participants are seeking support at the Annual Meeting to elect their three nominees in opposition to the registrant's director nominees, Rule 14a-4(d)(4) is unavailable. Consequently, the proxy authority sought cannot be used for any of the registrant's nominees. Please revise to clarify, if true, that the cited reference to "some or all of our shares" is intended to mean only the approximately 9.4% of shares beneficially owned by the participants. See Rule 14a-4(d)(1).

8. Please refer to the following two statements: "This Proxy Statement is soliciting proxies to elect only our Nominees. Accordingly, the enclosed BLUE proxy card may only be voted for the Nominees and does not confer voting power with respect to the Company's nominees."
   Notwithstanding the inferences that may be drawn, please disclose how the two remaining board vacancies will be filled if all of the participants' nominees are elected. In addition,
 Arnaud Ajdler
April 29, 2020
Page 3

    please address how vacancies will be filled in the situation where any of the registrant's nominees refuse to serve in the event any of the participants' nominees are elected.

                                         *       *       *

        We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-3266 with any questions.

                                                             Sincerely,

                                                             /s/ Nicholas P.
Panos

                                                             Nicholas P. Panos
                                                             Senior Special
Counsel
                                                             Office of Mergers
and Acquisitions
cc: Andrew Freedman, Esq.
Olshan Frome Wolosky LLP